                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         FIRST BANCORP OF INDIANA, INC.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    31867T103
                 -----------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
                               -------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [x]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31867T103


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----       ---------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
           First Federal Savings Bank
           Employee Stock Ownership Plan

----       ---------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)  /__/
           (b)  /X/

----       ---------------------------------------------------------------------
3.         SEC USE ONLY


----       ---------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Indiana

------------       -------------------------------------------------------------
NUMBER OF          5.    SOLE VOTING POWER
SHARES                        136,354
BENEFICIALLY
OWNED BY           -------------------------------------------------------------
EACH               6.    SHARED VOTING POWER
REPORTING                      45,438
PERSON
WITH               -------------------------------------------------------------
                   7.    SOLE DISPOSITIVE POWER
                              181,792

                   -------------------------------------------------------------
                   8.    SHARED DISPOSITIVE POWER
                                 0

----       ---------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    181,792

----       ---------------------------------------------------------------------
10.        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)

----       ---------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    10.1% of 1,796,636 shares of Common Stock outstanding as of December 31, 2001.

----       ---------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    EP

--------------------------------------------------------------------------------

                                Page 2 of 7 Pages

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                           FIRST FEDERAL SAVINGS BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN

                                 SCHEDULE 13G/A

ITEM 1.

         (a)      Name of Issuer:

                  First Bancorp of Indiana, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  2200 West Franklin Street
                  Evansville, Indiana 47712

ITEM 2.

         (a)      Name of Person Filing:

                  First Federal Savings Bank Employee Stock Ownership Plan

         (b)      Address of Principal Business Office or, if none, Residence:

                  2200 West Franklin Street
                  Evansville, Indiana 47712

         (c)      Citizenship:

                  See Page 2, Item 4.

         (d)      Title of Class of Securities:

                  Common Stock, par value $0.01 per share

         (e)      CUSIP Number:

                  See Page 1.


                                Page 3 of 7 Pages

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ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B)
                  OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS:

                  (f) [x] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

                  This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held by the trust established pursuant to the ESOP (the "ESOP Trust"). Each trustee of the ESOP Trust and each member of the ESOP Committee set forth in Exhibit A, although filing under the
                  Item 3(h) classification because of their relationship to the ESOP, disclaims that he/she is acting in concert with, or is a member of a group consisting of, the other ESOP trustees and ESOP Committee members.

ITEM 4.           OWNERSHIP.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)      Amount beneficially owned: See Page 2, Item 9.

                  (b)      Percent of class: See Page 2, Item 11.

                  (c)      Number of shares as to which the person has:

                           (i)   Sole power to vote or to direct the vote:
                                 See Page 2, Item 5.

                           (ii)  Shared power to vote or to direct the vote:
                                 See Page 2, Item 6.

                           (iii) Sole power to dispose or to direct the
                                 disposition of:
                                 See Page 2, Item 7.

                           (iv) Shared power to dispose or to direct the disposition of:
                                 See Page 2, Item 8.


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  N/A


                                Page 4 of 7 Pages

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ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  N/A

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held by the trust established pursuant to the ESOP Trust. Each trustee of the ESOP Trust and each member of the ESOP Committee set forth in Exhibit A, although filing under the Item 3(h) classification because of their relationship to the ESOP, disclaims that he/she is acting in concert with, or is a member of a group consisting of, the other ESOP trustees and ESOP Committee members.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  N/A

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                Page 5 of 7 Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 8, 2002
                  --------------------------------------------
                                     (Date)

                                /s/ Michael H. Head
                  --------------------------------------------
                                   (Signature)

                                 Michael H. Head,
                                   as Trustee
                  --------------------------------------------
                                  (Name/Title)


                                Page 6 of 7 Pages

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Exhibit A
---------

         Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees. The ESOP Trustees share voting and dispositive power with the First Federal Savings Bank's ESOP Committee. By the terms of the ESOP, the ESOP Trustees vote stock allocated to participant accounts as directed by participants. Common stock held by the ESOP Trust, but not yet allocated or as to which participants have not made timely voting directions, is voted by the ESOP Trustee (pursuant to its fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended). Investment direction is exercised by the ESOP Trustee (pursuant to its fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended).

         The ESOP Trustees and Committee members and their beneficial ownership of shares of common stock of the issuer exclusive of responsibilities as a ESOP Trustee or ESOP sponsor, as the case may be, are as follows (such ownership being disregarded in reporting the ESOP's ownership within this Schedule 13G).


                           Direct Beneficial            Beneficial Ownership
      Name                     Ownership                As ESOP Participant
                               ---------                -------------------

Harold Duncan                 42,800                         5,066
Michael H. Head               43,284                         2,907
James L. Will, Jr.             9,745                             0


         The ESOP Trustees and ESOP Committee members expressly disclaim beneficial ownership of any shares held in the ESOP in which such person does not have a direct pecuniary interest. The ESOP Trustees and ESOP Committee members disclaim that he/she is acting in concert with, or is a member of a group consisting of, the other trustees or Committee members of the ESOP.





                                Page 7 of 7 Pages